

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

> **Re: Toshoan Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 9, 2014**
> **File No. 333-195060**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated June 30, 2014. However, it does not appear that you updated the related disclosure as previously requested. Please update your Summary Financial Data, Management's Discussion and Analysis, and other sections of the prospectus as applicable to speak as of the most recent date for which financial statements are contained in your prospectus.

Prospectus Cover Page

2. Please disclose here and in the prospectus summary, as you do elsewhere in the prospectus, that Mr. Abe will sell shares on your behalf, as well as shares for his own account and that a conflict of interest may arise between Mr. Abe's interest in selling shares for his own account and in selling shares on your behalf.

Management's Discussion & Analysis, page 7

3. In updating this section in accordance with comment 1 above, please provide narrative
    disclosure regarding the reasons for changes in your revenue, cost of revenue, and net
    income. Please refer to Item 303(a)(3) of Regulation S-K.

4. Please expand this section to discuss known material trends and uncertainties that will
    have, or are reasonably likely to have, a material impact on your revenues or income or
    result in your liquidity decreasing or increasing in any material way. In this regard, we
    note your response to comment 1 in our letter dated June 30, 2014 that you purchased
    3,000,000 JPY (19,126 USD) of tuna fish as inventory. Please disclose these inventory
    purchases and provide additional analysis concerning the quality and variability of your
    earnings and cash flows so that investors can ascertain the likelihood or the extent past
    performance is indicative of future performance. See Item 303 of Regulation S-K and
    SEC Release No. 33-8350.

Description of Business, page 16

Quantity and Price, page 17

5. We note your statement that "these figures are solely estimated potential." It is not clear
    to which figures you refer in this statement. If true, please revise to state more explicitly
    that the disclosure in this section, in its entirety, represents estimates regarding your
    possible catch, pricing, and profit. Please also state explicitly that there is no guarantee
    that you will be profitable.

Selling Shareholders, page 19

6. We note your response to comment 3 in our letter dated June 30, 2014 and we re-issue
    the comment in part. Given the nature and size of the transaction being registered for
    resale, we continue to be concerned that this transaction is an indirect primary offering of
    your securities to the public. We acknowledge your revised disclosure that Mr. Abe is
    deemed an underwriter. Additionally, please revise the registration statement to name the
    selling stockholders as underwriters and disclose that such selling stockholders must
    resell their shares at a fixed price throughout the offering, even after you become quoted
    or listed. For further guidance, please consider our Securities Act Rules Compliance and
    Disclosure Interpretation Question 612.09. Alternatively, please provide us with
    additional analysis as to why you believe that the transaction is appropriately
    characterized as a transaction that is eligible to be made under the Securities Act Rule
    415(a)(1)(i).

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl

Mara L. Ransom
Assistant Director